File No.   ___________


                        SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
                               Provisions of the
                   Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                                THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.


FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Stanley - None.

FRPC sold 34,236,600 kwh. of electric energy during 1998.


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


Stanley - None.

FRPC - None.


     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


Stanley - None.

FRPC - None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Not Applicable

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Not Applicable

     (C) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Not Applicable

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Not Applicable

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Not Applicable



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                                   The Stanley Works



                                   By:
                                       Nancy M. Clark
                                       Corporate Counsel
                                       and Assistant Secretary


CORPORATE SEAL

Attest:




Stephen S. Weddle
Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.



        Jennifer O. Estabrook     Assistant General Counsel & Asst. Sec'y.
                  (Name)                         (Title)


                  1000 Stanley Drive, New Britain, CT 06053
                                    (Address)






                                    EXHIBIT A



                        The Stanley Works and Subsidiaries
                     Consolidating Statements of Operations
                   For the fiscal year ended January 2, 1999
                         (Unaudited,Thousands of Dollars)





               Farmington                    Consolidated

              River Power     All Other        Stanley

                Company      Subsidiaries       Works

              -----------    ------------   ------------

Net Sales       $     -       $2,729,100     $2,729,100

Costs and Expenses
Cost of sales         -        1,792,800      1,792,800
Selling, general
and administrative  (77)         684,777        684,700
Interest-net          -           23,100         23,100
Other - net           -           13,100         13,100
               ---------    ------------   ------------

                    (77)       2,513,777      2,513,700
              ----------    ------------   ------------

Earnings Before
 Income Taxes        77          215,323        215,400
Income Taxes         26           77,574         77,600
              ----------    ------------   ------------

Net Earnings  $      51       $  137,749       $137,800
              ==========    ============   ============

















                            The Stanley Works and Subsidiaries
                               Consolidating Balance Sheets
                                  As of January 2, 1999
                             (Unaudited, Thousands of Dollars)


               Farmington                                   Consolidated

               River Power     All Other                      Stanley

                 Company      Subsidiaries   Eliminations      Works
                ----------    ------------   ------------   ------------

ASSETS
Current Assets

Cash and cash
 equivalents     $       -      $   110,100    $      -          $110,100
Accounts and
 notes receivable        -          517,000           -           517,000

Inventories              -          380,900           -           380,900
Deferred taxes           -           43,600           -            43,600

Other current assets    (3)          35,994        (1,191)         34,800
                -----------    ------------   ------------   ------------
 Total Current
    Assets              (3)       1,087,594        (1,191)      1,086,400


Property, Plant
  and Equipment       2,216         509,184            -          511,400

Goodwill and
  Other Intangibles      -          196,900            -          196,900

Other Assets             -          138,200            -          138,200
                -----------    -------------  ------------   ------------

Total Assets       $ 2,213       $ 1,931,878   $   (1,191)     $1,932,900
                ===========    =============  ============   ============

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities

Short-term
  borrowings       $     -       $  207,800    $      -          $207,800
Current maturities
 of long-term debt       -           14,200           -            14,200

Accounts payable         5          172,095           -           172,100

Accrued expenses        84          307,916           -           308,000
                -----------    ------------    ------------   -----------
Total Current
 Liabilities            89          702,011           -           702,100
Long-Term Debt           -          344,800           -           344,800

Restructuring Reserves   -           34,200           -            34,200

Other Liabilities        6          182,394           -           182,400


  Shareholders' Equity

Common Stock           150           230,750          -           230,900
Retained earnings      777           866,423          -           867,200



Accumulated other
 comprehensive loss      -           (84,600)          -          (84,600)
ESOP Debt                -          (213,200)          -         (213,200)
Affiliate Investment  1,191                -         (1,191)           -
                   ------------   -------------    ------------  -----------
                      2,118           799,373        (1,191)      800,300
Less: cost of common
 stock in treasury        -           130,900           -         130,900
                   ------------   -------------    ------------  -----------
Total Shareholders'
 Equity               2,118           668,473         (1,191)     669,400
                   ------------   -------------    ------------  -----------
Total Liabilities
 and Shareholders'
 Equity            $  2,213        $1,931,878      $  (1,191)    $1,932,900
                   ============   ============     ============  ===========










                                    EXHIBIT B
                             FINANCIAL DATA SCHEDULE



[ARTICLE] OPUR3

[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE STANLEY WORKS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AND
STATEMENTS OF
EARNINGS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          JAN-02-1999
[PERIOD-END]                               JAN-02-1999
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                               1,932,900
[TOTAL-OPERATING-REVENUES]                   2,729,100
[NET-INCOME]                                   137,800

                         EXHIBIT C


               Not Applicable














                              ATTACHMENT 1

(All subsidiaries are included in the Consolidating Financial Statements of The Stanley Works)

                                             Jurisdiction of
Corporate Name                                Incorporation

The Stanley Works                            Connecticut

     The Farmington River Power Company      Connecticut

     Stanley Germany Inc.                    Delaware

     Stanley Foreign Sales Corporation       Virgin Islands

     Stanley Real Estate Holding Corporation Florida

     Jensen Tools, Inc.                      Delaware

     Stanley-Bostitch, Inc.                  Delaware

     Stanley-Bostitch Holding Corporation    Delaware

     Stanley Mail Media, Inc.                Delaware

     Stanley Logistics, Inc.                 Delaware

     Stanley Fastening Systems, L.P.         Delaware

     Stanley Receivables Corp.               Delaware

     Stanley European Holdings, L.L.C.       Delaware

     Stanley Canada Inc.                     Canada

     Stanley Tools (N.Z.) Ltd.               New Zealand

     Ferramentas Stanley Ltda.               Brazil

     Herramientas Stanley S.A. de C.V.       Mexico

     Stanley-Bostitch, S.A. de C.V.          Mexico

     Stanley Tools SpA                       Italy










Jurisdiction of
                                          Corporate Name
Incorporation

                                          (The Stanley Works)


Stanley Atlantic, Inc.                     Delaware

Stanley Israel Investments, Inc.           Delaware

Stanley Israel Investments B.V.            Netherlands

T.S.W. Israel Investments Ltd.             Israel
                                           (One share owned by
                                            Stanley Israel
                                            Investments, Inc.)

ZAG Industries Ltd.                        Israel

Stanley Works(Nederland) B.V.              Netherlands

Stanley Nirva S.A.                         France

S.I.C.F.O.-Stanley S.A.                    France

Stanley Europe B.V.                        Netherlands
                                           (S.I.C.F.O. owns 50% &
                                            Bostitch S.A. & Simax
                                            own 25% each)
Stanley Bostitch S.A.                      France

Soc. de Fab. Bostitch S.A.(Simax)          France

Societe Civile Immobiliere WAT             France

Stanley Iberia S.A.                        Spain

Stanley Vaerktoj ApS                       Denmark

Stanley Svenska A.B.                       Sweden

Suomen Stanley OY                          Finland

Bostitch G.m.b.H.                          Germany

Friess G.m.b.H.                            Germany




                                          Jurisdiction of
Corporate Name                            Incorporation

(The Stanley Works)

Bostitch AG                                Switzerland

Stanley Works (Belgium) N.V.               Belgium

International Staple & Machine Co. n.v.    Belgium

The Stanley Works C.V.                     Netherlands

Stanley International Holdings Inc.        Delaware

Stanley Pacific Inc.                       Delaware

Stanley-Bostitch Pty. Limited              Australia

The Stanley Works Pty. Ltd.                Australia

Stanley Works Asia Pacific Pte. Ltd.       Singapore

The Stanley Works(Hong Kong) Ltd.          Hong Kong

The Stanley Works Sales(Philippines), Inc. Philippines


The Stanley Works(Bermuda) Ltd.            Bermuda

The Stanley Works Japan K.K.               Japan

Stanley Works Ltd.                         Thailand

Stanley Tools Poland Ltd.                  Poland

Tona a.s. (86%)                            Czech Republic

Stanley Works Malaysia Sdn. Bhd.           Malaysia

Stanley Fastening Systems Poland Sp zo.o.  Poland

Stanley de Chihuahua, S. de R.L. de C.V.   Mexico

Stanley Works China Investments Ltd. (80%) Virgin Islands

Stanley (Zhongshan) Hardware Co. Ltd. (65%)China






                                             Jurisdiction of
Corporate Name                                Incorporation

(The Stanley Works)

Stanley U.K. Holding Limited                 U.K.

ATRO Limited                                 U.K.

The Stanley Works Limited                    U.K.

Mosley-Stone Ltd.                            U.K.

R.J. Lendrum Limited                         U.K.

Stanley Chiro International Ltd.             Taiwan

Stanley Italia S.r.l.                        Italy

FIPADUE S.r.l.                               Italy

Beijing Daxing Stanley-Bostitch Metal
     Industries Company Limited (98%)        China

Stanley Europe B.V.B.A.                      Belgium

Stanley (Tianjin) International
     Trading Co. Ltd.                        China

The names of certain subsidiaries have been omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.





















                            ATTACHMENT 2

Narrative Description of the Business.   The Company was founded in
1843 by Frederick T. Stanley and incorporated in 1852.   Stanley is a
worldwide producer of tools and door products for professional, industrial and consumer use. Stanley is a brand recognized around the world for quality and value.

     In 1998, Stanley had net sales of $2.7 billion and employed approximately 18,000 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.

     In 1997, the Company announced a comprehensive reallocation of resources that was designed to achieve significant cost reduction in the Company's operations so that the savings could be reinvested into growth initiatives such as new product and brand development. The Company's operating structure was reorganized from a portfolio company with 11 separate businesses to a product management structure. The Company is now comprised of a single functional organization with eight product groups and three geographic sales regions. As a result of these initiatives as of January 2, 1999, 21 plants and 17 distribution centers were closed.

       The Company's operations are classified into two industry segments: Tools and Doors.

     The Tools segment manufactures and markets consumer, industrial and engineered tools. Consumer tools includes hand tools such as measuring instruments, planes, hammers, knives and blades, wrenches, sockets, screwdrivers, saws, garden tools, chisels, boring tools, masonry, tile and drywall tools, paint preparation and paint application tools as well as electronic stud sensors, levels, alignment tools and elevation measuring systems. The Company markets its consumer tools under the Stanley , IntelliTools , Contractor
Grade , Blackhawk , Mosley-Stone and Goldblatt . Industrial tools includes industrial and mechanics hand tools, including STANLEY-PROTO industrial tools and MAC mechanics tools, and high-density industrial storage and retrieval systems. Engineered tools includes STANLEY-BOSTITCH fastening tools and fasteners used for commercial, industrial, construction, packaging and consumer use; hydraulic tools (these are hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators); and air tools (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

       The Doors segment manufactures and markets residential insulated steel, reinforced fiberglass and wood entrance door systems, vinyl patio doors and automatic doors as well as hardware products ranging from hinges, hasps, shelf brackets, bolts and latches to a line of closet organizing systems and mirrored closet doors, door hardware and wall mirrors. Stanley's door products are marketed under the Stanley and Magic-Door brands. The Company's hardware products are marketed under the Stanley , Stanley-Acmetrack , Monarch and Acme brands.